UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number: 001-14660

China Southern Airlines Company Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

China ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Jichang Road Guangzhou, Guangdong China 510405
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China Southern Airlines Company Limited (the “Company”) on August 31, 2005
published in two local newspapers in Hong Kong its announcement, in English and
Chinese, concerning a very substantial acquisition of the Company.  A copy of the English Announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Southern Airlines Company Ltd.

Date: September 1, 2005	By:	/s/ Su Liang
	Name:	Su Liang
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	VSA Announcement